Contact

www.linkedin.com/in/eric-
sherb-395aa826 (LinkedIn)

Top Skills

Auditing

Financial Statements

Accounting

Eric Sherb

Founder at EMS Consulting Services LLC

New York, New York, United States

Summary

Provides accounting advisory and outsourced CFO services for startups and small companies with a focus on financial reporting, audit and IPO readiness, outsourced bookkeeping/controller functions.

Experience

EMS Consulting Services LLC
Founder
January 2019 - Present (5 years 11 months)
New York, NY

Accounting advisory firm focused on helping entrepreneurs, start-ups and small companies

CFGI
Senior Manager
March 2015 - October 2018 (3 years 8 months)
New York

RBSM LLP
Audit Manager
January 2013 - January 2015 (2 years 1 month)
New York, NY

Audit of SEC and private companies

Preparation of financial statements for private companies

PricewaterhouseCoopers
Senior Associate - Audit and Transaction Advisory Services
July 2008 - January 2013 (4 years 7 months)

Education

Emory University

Bachelor's degree, Accounting and Finance